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                               UNITED STATES                                OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION             ------------------------------
                          Washington, D.C. 20549                   OMB Number 3235-0145
                                                                   ------------------------------
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                                                                   hours per response . . . 11
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                              INITIAL SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                            Seneca Foods Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    817070501
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 18, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |x|       Rule 13d-1(b)

                  Rule 13d-1(c)

                  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                PAGE 1 OF 7 PAGES

----------------------                                    ---------------------
CUSIP No. 817070501                 13G                   Page  2  of  7  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Manulife Financial Corporation

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             -0-
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 -0-
       With            --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None, except through its indirect, wholly-owned subsidiaries.
           See Item 4.
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9 above.
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 7 PAGES

----------------------                                    ---------------------
CUSIP No. 817070501                 13G                   Page  3  of  7  Pages
----------------------                                    ---------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Life Insurance Company

-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
           N/A
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
-------------------------------------------------------------------------------
                       5     SOLE VOTING POWER

                             1,005,874 directly and 19,346 indirectly through
                             its direct, wholly-owned subsidiary John Hancock
                             Variable Life Insurance Company.
                       --------------------------------------------------------
    Number of          6     SHARED VOTING POWER
      Shares
   Beneficially              -0-
     Owned by          --------------------------------------------------------
       Each            7     SOLE DISPOSITIVE POWER
    Reporting
      Person                 1,005,874 directly and 19,346 indirectly through
       With                  its direct, wholly-owned subsidiary John Hancock
                             Variable Life Insurance Company.
                        --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
-------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,025,220
-------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
-------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.77%
-------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA, IC
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 7 PAGES

Attention:  Intentional  misstatements  or omissions of fact constitute  Federal criminal violations (See 18 U.S.C. 1001)

   Item 1(a)    Name of Issuer:
                ---------------
                Seneca Foods Corporation

   Item 1(b)    Address of Issuer's Principal Executive Offices:
                ------------------------------------------------
                3736 South Main Street
                Marion, New York 14505????

   Item 2(a)    Name of Person Filing:
                This filing is made on behalf of Manulife Financial Corporation ("MFC"), and MFC's indirect, wholly-owned subsidiary, John Hancock Life Insurance Company ("JHLICO").

   Item 2(b)    Address of the Principal Offices:
                The principal business office of MFC is located at 200 Bloor Street, East, Toronto, Ontario, Canada, M4W 1E5; and JHLICO is located at P. O. Box 111, Boston, Massachusetts 02117.

   Item 2(c)    Citizenship:
                MFC is organized and exists under the laws of Canada.
                JHLICO  is   organized   and  exists   under  the  laws  of  the
                Commonwealth of Massachusetts.

   Item 2(d)    Title of Class of Securities:
                Class A Common Stock

   Item 2(e)    CUSIP Number:
                817070501

   Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                MFC:     (g) (X) Parent  Holding  Company,  in accordance  with
                                 ss.240.13d-1(b)(ii)(G).


                JHLICO:  (e) (X) Investment  Adviser registered under ss.203 of the Investment Advisers Act of 1940.

   Item 4       Ownership:

                (a) Amount Beneficially Owned: JHLICO has beneficial ownership of 1,025,220 shares of Class A Common Stock through beneficial ownership of 1,025,220 shares of Convertible Participating Preferred Stock, Series 2006 (of which 19,346 shares are held by JHLICO's direct, wholly-owned subsidiary, John Hancock Variable Life Insurance Company), which are convertible into shares of Class A Common Stock on a one-for-one basis, subject to antidilution adjustment. Through its parent-subsidiary relationship to JHLICO and JHVLICO, MFC may be deemed to have beneficial ownership of these same shares.


                           PAGE 4 OF 7 PAGES

               (b) Percent of Class: The issuer has 4,743,794 shares of Class
                   A Common Stock outstanding, based on information provided by the issuer to the reporting persons on August 18, 2006. Assuming full conversion of the preferred stock beneficially owned by JHLICO, JHLICO would own 1,025,220 shares of the issuer's Class A Common Stock, which would represent 17.77% of the issuer's Class A Common Stock outstanding after such conversion.

               (c) Number of shares as to which the person has:

                   (i)  sole power to vote or to direct the vote:

                        JHLICO has sole power to vote or to direct the voting of the shares it beneficially owns.

                   (ii) shared power to vote or to direct the vote:
                        -0-

                   (iii)sole power to dispose or  to direct the disposition of:

                        JHLICO has sole power to dispose or to direct the disposition of the shares it beneficially owns.

                   (iv) shared power to dispose or to direct the disposition of:
                        -0-

   Item 5       Ownership of Five Percent or Less of a Class:
                Not applicable.

   Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                Company:
                See Items 3 and 4 above.

   Item 8       Identification and Classification of Members of the Group:
                Not applicable.

   Item 9       Notice of Dissolution of a Group:
                Not applicable.

   Item 10      Certification:
                By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             PAGE 5 OF 7 PAGES

                                 SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 Manulife Financial Corporation


                                 By:      /s/ Angela Shaffer
                                 Name:    Angela Shaffer
Dated:  August 28, 2006          Title:   Vice President and Corporate Secretary


                                 John Hancock Life Insurance Company


                                 By:      /s/ Warren A. Thomson
                                 Name:    Warren A. Thomson
                                 Title:   Executive Vice President and Chief
Dated:  August 28, 2006                    Investment Officer - US Investments




                                PAGE 6 OF 7 PAGES

EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

    Manulife Financial Corporation and John Hancock Life Insurance Company agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Class A Common Stock of Seneca Foods Corporation, is filed on behalf of each of them.


                                 Manulife Financial Corporation


                                 By:      /s/ Angela Shaffer
                                 Name:    Angela Shaffer
Dated:  August 28, 2006          Title:   Vice President and Corporate Secretary


                                John Hancock Life Insurance Company


                                By:       /s/ Warren A. Thomson
                                Name:     Warren A. Thomson
Dated:  August 28, 2006         Title:    Executive Vice President and Chief
                                           Investment Officer - US Investments




                                PAGE 7 OF 7 PAGES